CUSIP NO. 584131106                                            Page 1 of 6 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934





                              Medford Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    584131106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Eric Luse, Esq.
                              John J. Gorman, Esq.
                      Luse Lehman Gorman Pomerenk & Schick
                           A Professional Corporation
                              5335 Wisconsin Avenue
                             Washington, D.C. 20015
                                 (202) 274-2000
--------------------------------------------------------------------------------
            (Name, Address, Telephone number of Person Authorized to
                      Receive Notices and Communications)




                                  March 3, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1 (e),(f) or (g), check the following box. |_|




                         (Continued on following pages)
                                Page 1 of 6 Pages

CUSIP NO. 584131106                                          Page 2 of 6   Pages



1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Brookline Securities Corp.    04-3411929

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   |_|
                                                                       (b)   |_|
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(d)
         OR 2(e)                                                             |_|

         Not Applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Commonwealth of Massachusetts

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

         424,248

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

         0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

         424,248

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

         0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         424,248

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES     |_|


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.06%

14.      TYPE OF REPORTING PERSON

         C0

CUSIP NO. 584131106                                          Page 3 of 6   Pages


Item 1.  Security and Issuer

         The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, $.01 par value per share ("Common Stock"), of Medford Bancorp, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 29 High Street, Medford, Massachusetts, 02155. Based upon the Issuer's Form 10-Q for the quarter ended September 30, 1999, the Issuer has outstanding 8,382,252 shares of Common Stock.

Item 2.  Identity and Background

         (a)-(c) This Schedule is filed on behalf of Brookline Securities Corp. ("Brookline Securities"), which is a wholly-owned subsidiary of Brookline Bancorp, Inc. (the "Company") established by the Company for the purpose of buying, selling and holding investment securities. The Company's principal business is acting as the holding company for Brookline Savings Bank (the "Bank"), a Massachusetts chartered savings bank offering a variety of loan and deposit products to the communities it serves. Brookline Bancorp, MHC, a mutual holding company organized under the laws of the Commonwealth of Massachusetts ("MHC"), owns approximately 55% of the issued and outstanding shares of common stock of the Company (Brookline Securities, the MHC and the Company are collectively referred to as the "Companies"). The purchases of the Issuer's common stock are being made by Brookline Securities. The address of the Companies' principal executive offices is 160 Washington Street, Brookline, Massachusetts 02445.

         Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Companies ("Insiders"):


Name(1)                                        Principal Occupation or Employment and Address(2)

Oliver F. Ames                                 Director - Civic and charitable organizations
Dennis S. Aronowitz                            Trustee - John Hancock mutual funds
Paul R. Bechet                                 Senior Vice President and Chief Financial Officer of the Company and
                                               the Bank and Treasurer of the MHC
George C. Caner, Jr.                           Attorney - Ropes & Gray
David C. Chapin                                President - Cameron Properties
Richard P. Chapman, Jr.                        President and Chief Executive Officer of the Company, the Bank and
                                               the MHC
William G. Coughlin                            Private investor in commercial real estate
Susan M. Ginns                                 Senior Vice President and Treasurer of the Company and the Bank
John L. Hall, II                               President - Hall Properties, Inc.
Charles H. Peck                                Executive Vice President of the Company, the Bank and the MHC
Hollis W. Plimpton, Jr.                        Rector - St. George's Anglican Church
Edward D. Rowley                               Retired
Joseph J. Slotnik                              Private investor
William V. Tripp, III                          Partner - Holland & Knight, LLP
Rosamond B. Vaule                              Volunteer - Educational and charitable organizations
Peter O. Wilde                                 Managing Director - Beckwith Bemis Incorporated
Franklin Wyman, Jr.                            Chairman and Treasurer - O'Conor, Wright, Wyman, Inc.


------------------------
(1) With the exception of Paul R. Bechet and Susan M. Ginns, each individual is a director of the Company and of the MHC. The directors of Brookline Securities are Messrs. Ames, Chapman, Coughlin, Slotnik and Wyman. The executive officers of Brookline Securities are Messrs. Chapman and Bechet.

(2) The mailing address for each person listed is 160 Washington Street, Brookline, Massachusetts 02445.



(d) During the past five years, none of the Companies nor the Insiders have been convicted in a criminal proceeding

CUSIP NO. 584131106                                          Page 4 of 6   Pages


     (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Companies nor the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

     The purchases of Issuer's common stock have been made by Brookline Securities. Brookline Securities has financed its purchases of Common Stock from its working capital consisting of available cash and investments.

Item 4.  Purpose of Transaction

     The investment in Issuer's Common Stock is for investment purposes only. Currently, none of the Companies has any plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. In the future, however, the Companies reserve the right to review their investment objectives in Issuer's Common Stock.

     Under the requirements of the Bank Holding Company Act of 1956 (the "BHC Act"), the Companies were required to obtain the approval of the Board of Governors of the Federal Reserve System (the "FRB") before either the Company or the MHC could acquire more than 5% of the issued and outstanding shares of the Issuer's Common Stock. On November 29, 1999, the Companies received approval from the FRB to acquire up to 9.9% of the Issuer's Common Stock. The time period for the Companies to acquire their ownership interest in the Issuer has been extended by the FRB to May 29, 2000. In connection with receiving the approval of the FRB, the Companies entered into certain commitments with the FRB, which are intended to assure that the Companies are not able to exercise a controlling influence over the Issuer. In this regard, the Companies agreed that, without the prior approval of the FRB, they will not directly or indirectly:

     (1) exercise or attempt to exercise a controlling influence over the management or policies of the Issuer or any of its subsidiaries;

     (2) seek or accept representation on the board of directors of the Issuer or any of its subsidiaries;

     (3) have or seek to have any employee or representative serve as an officer, agent or employee of the Issuer or any of its subsidiaries;

     (4) take any action that would cause the Issuer or any of its subsidiaries to become a subsidiary of the Companies;

     (5) acquire or retain shares that would cause the combined interests of the Companies and their officers, directors, and affiliates to equal or exceed 25 percent of the outstanding voting shares of the Issuer or any of its subsidiaries;

     (6) propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or the board of directors of the Issuer or any of its subsidiaries;

     (7) solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of the Issuer or any of its subsidiaries;

     (8) attempt to influence the dividend policies or practices; the investment loan, or credit decisions or policies; the pricing of services; personnel decisions; operations activities (including the location of any offices or

CUSIP NO. 584131106                                          Page 5 of 6   Pages


           branches or their hours of operation, etc.); or any similar activities or decisions of the Issuer or any of its subsidiaries;

     (9) dispose or threaten to dispose of shares of the Issuer or any of its subsidiaries as a condition of specific action or nonaction by the Issuer or any of its subsidiaries; or

     (10) enter into any other banking or nonbanking transactions with the Issuer or any of its subsidiaries, except that the Companies may establish and maintain deposit accounts with the Issuer's subsidiary depository institution, provided that the aggregate balance of all such deposit accounts does not exceed $500,000 and that the accounts are maintained on substantially the same terms as those prevailing for comparable accounts of persons unaffiliated with the Issuer or any of its subsidiaries.

Item 5.  Interest in Securities of the Issuer

     (a) As of March 3, 2000, Brookline Securities directly and beneficially owned 424,248 shares of the Issuer's Common Stock, which represented 5.06% of the issued and outstanding shares of Common Stock on such date. Brookline Securities is not aware of any individuals named at Item 2(a)-(c) above who owns any Common Stock.

     (b) Brookline Securities has the sole power to vote and the sole power to dispose of the 424,248 shares of Common Stock owned by it.

     (c) Set forth at Schedule I are the Companies' transactions in the Issuer's Common Stock within the past 60 days.

     (d) No person or entity other than Brookline Securities has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As of the date of this Schedule, none of the Companies nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits

     None.

CUSIP NO. 584131106                                          Page 6 of 6   Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Brookline Securities Corp.



                                                  /s/ Paul R. Bechet
                                                  ------------------
                                                  Paul R. Bechet
                                                  Treasurer


Date: March 13, 2000

                                   SCHEDULE I

  Schedule of Stock Purchases by Brookline Securities Corp. of Medford Bancorp,
                        Inc. Within the Past Sixty Days


Stock Purchases by Brookline Securities Corp.
                                                 Number of                      Dollar
         Trade Date        Settlement Date         Shares          Price        Amount

         March 3, 2000     March 8, 2000         10,000            $13.375      $133,750











All shares of Issuer Common Stock were purchased through brokerage transactions conducted on the open market.